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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)


                                Eskimo Pie Corp.
                                (Name of Issuer)


                     Common Stock, par value $1.00 per share
                         (Title of Class of Securities)

                                   296443 10 4
                                 (CUSIP Number)

                                 Michael Serruya
                       Yogen Fruz World-Wide Incorporated
        8300 Woodbine Avenue, 5th Floor, Markham, Ontario, Canada L3R 9Y7
                                 (905) 479-8762
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notice and Communications)

                                  June 30, 1999
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13(d)-1(f) or 13d-1(g), check the following box |_|.

----------
     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


-----------------------------
CUSIP NO.  296443 10 4
-----------------------------

--------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


            Yogen Fruz World-Wide Incorporated

--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) |_|
                                                                         (b) |_|

--------------------------------------------------------------------------------
3      SEC USE ONLY



--------------------------------------------------------------------------------
4      SOURCE OF FUNDS*

           WC
--------------------------------------------------------------------------------
5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                                 |_|


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

            Nova Scotia, Canada

--------------------------------------------------------------------------------
                     7         SOLE VOTING POWER

    NUMBER OF                     587,700
      SHARES       -------------------------------------------------------------
   BENEFICIALLY      8         SHARED VOTING POWER
     OWNED BY
       EACH                       Not Applicable
    REPORTING
      PERSON       -------------------------------------------------------------
       WITH          9         SOLE DISPOSITIVE POWER

                                  587,700
                   -------------------------------------------------------------
                     10        SHARED DISPOSITIVE POWER

                                  Not Applicable
--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          587,700
--------------------------------------------------------------------------------
12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           16.99%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*

           CO

--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEM 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

Item 4.   Purpose of Transaction.

          The first paragraph of Item 4 is deleted in its entirety and replaced by the following:

          "The Reporting Person acquired the Common Stock in the open market and in a private transaction with a view towards acquiring control of the Company for the purpose of thereafter causing it to take such actions as the Reporting Person deems to be advisable in order to maximize shareholder value. Such actions may include, among other things, a sale of all or a part of the Company to a third party, a change in management of the Company and/or a restructuring of the Company. Depending upon market conditions and other factors that the Reporting Person may deem material to its strategy, the Reporting Person may purchase additional securities of the Company in the open market or in private transactions, may seek to obtain control of the Board of Directors of the Company through a proxy contest or otherwise, or may dispose of all or a portion of the securities of the Company that it now owns or hereafter may acquire."

Item 7.   Material to be Filed as Exhibits.

          None

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


                                   YOGEN FRUZ WORLD-WIDE INCORPORATED



Dated:  July 1, 1999               By: /s/ Michael Serruya
                                       -------------------------------
                                       Name:  Michael Serruya
                                       Title: Co-Chief Executive Officer